EXHIBIT 12

Caterpillar Financial Services Corporation
 COMPUTATION OF RATIO OF PROFIT TO FIXED CHARGES
(Unaudited)
(Dollars in Millions)

	Three Months Ended March 31,
	2015	2014

Profit	$133	$131

Add:
Provision for income taxes	52	48

Profit before income taxes	$185	$179

Fixed charges:
Interest expense	$151	$162
Rentals at computed interest*	1	1

Total fixed charges	$152	$163

Profit before income taxes plus fixed charges	$337	$342

Ratio of profit before income taxes plus fixed charges to fixed charges	2.22	2.10

*Those portions of rent expense that are representative of interest cost.